UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Krystal Biotech, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

501147102

(CUSIP Number)

March 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501147102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Sun Pharma (Netherlands) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	914,107
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	914,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* All calculations of percentage ownership in this Schedule 13G with respect to the Reporting Persons are based upon a total of 22,194,752 shares of common stock, par value $0.00001 (the “Common Stock”), of Krystal Biotech, Inc. (the “Issuer”), outstanding as of February 19, 2021, as reported in the Issuer’s annual report for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2021.

CUSIP No. 501147102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	914,107
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	914,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-CO

CUSIP No. 501147102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	914,107
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	914,107

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

CUSIP No. 501147102

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed by Sun Pharma (Netherlands) B.V., Sun Pharmaceutical Industries Limited and Dilip S. Shanghvi (collectively, the “Reporting Persons”) on February 14, 2018 (the “Schedule 13G”). Since February 14, 2018, the date the Reporting Persons filed the Schedule 13G, the Issuer has issued additional shares of its Common Stock. As a result of such issuance, the Reporting Persons have ceased to beneficially own more than five percent of the outstanding shares of Common Stock of the Issuer based on the number of outstanding shares of Common Stock reported on the Issuer’s Form 10-K for the year ended December 31, 2020 and filed on March 1, 2021. As a result, this Amendment is being filed to disclose the Reporting Persons’ beneficial ownership as of the filing date of this Amendment and that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a).	Name of Issuer:

Krystal Biotech, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2100 Wharton Street, Suite 701

Pittsburgh, Pennsylvania 15203

Item 2(a).	Name of Persons Filing:

Sun Pharma (Netherlands) B.V.

Sun Pharmaceutical Industries Limited

Dilip S. Shanghvi

Item 2(b).	Address or Principal Business Office:

The address and principal business office of Sun Pharma (Netherlands) B.V. is Polarisavenue 87, Hoofddorp, 2132 JH the Netherlands.

The address and principal business office of Sun Pharmaceutical Industries Limited and Dilip S. Shanghvi is c/o: Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai, Maharashtra (India) – 400 063.

Item 2(c).	Citizenship:

Sun Pharma (Netherlands) B.V.: The Netherlands.

Sun Pharmaceutical Industries Limited: India.

Dilip S. Shanghvi: India.

Item 2(d).	Title of Class of Securities:

Common stock, $0.00001 par value

Item 2(e).	CUSIP Number:

501147102

Item 3.	Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

(a). Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b). Percent of Class:

See the responses to Item 11 on the attached cover pages.

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii). Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii). Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv). Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The information in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The identities of each member of the group are provided in Exhibit A to the original Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2021

Sun Pharma (Netherlands) B.V.

By:	/s/ Prashant Savla
Name: Prashant Savla
Title: Authorized Signatory

Sun Pharmaceutical Industries Limited

By:	/s/ Sanjay Jerry
Name: Sanjay Jerry
Title: Head Treasury

Dilip S. Shanghvi

By:	/s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi

EXHIBIT INDEX

Exhibit A*	Identification of Group Members
Exhibit B*	Joint Filing Agreement

*	Previously filed